SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            --------------------

                               SCHEDULE 14D-9

                               (Rule 14d-101)

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                            --------------------

                            HARTMARX CORPORATION
                         (Name of Subject Company)
                            HARTMARX CORPORATION
                    (Name of Person(s) Filing Statement)
                            --------------------

                  Common Stock, par value $2.50 per share
                       (Title of Class of Securities)
                            --------------------

                                 417119104
                   (CUSIP Number of Class of Securities)
                            --------------------

                              Taras R. Proczko
              Vice President, Corporate Counsel and Secretary
                            Hartmarx Corporation
                            101 N. Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 357-5321
          (Name, address and telephone number of person authorized
            to receive notice and communication on behalf of the
                        person(s) filing statement).
                            --------------------

                              With a copy to:

                          Charles W. Mulaney, Jr.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 407-0700

 [X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.




             HARTMARX RESPONDS TO LINCOLN'S OCTOBER 1 ULTIMATUM


         October 1, 2001 - Hartmarx Corporation (NYSE:HMX) announced that its Board of Directors informed The Lincoln Company LLC that Hartmarx will not participate in any discussions with Lincoln about its proposal.

         The text of Hartmarx's September 28 letter explaining its decision follows:


                                           September 28, 2001



The Lincoln Company LLC
c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
One South Street, 27th Floor
Baltimore, Maryland 21202

Attention:  Mr. Spencer Hays

Dear Mr. Hays:

         Your letter of September 25, 2001 requests that the Hartmarx Board of Directors reconsider its decision to terminate discussions with The Lincoln Company regarding its proposal. The Hartmarx board met today to review once again Lincoln's various communications and the best interests of Hartmarx stockholders.

         On August 13, 2001, Lincoln publicly stated that it had arranged financing for the acquisition of Hartmarx. In fact, Lincoln had not done so. The August 13 proposal stated that it was subject to limited due diligence. In fact, Lincoln's preliminary due diligence demand was for a massive amount of information covering 107 categories for each Hartmarx subsidiary for each of the last seven years. Despite our objections that it would take months to begin to assemble such information, Lincoln has never narrowed its unreasonable demand.

         On August 28, 2001, Lincoln's counsel informed us that Lincoln would soon deliver a proposed acquisition agreement but warned that any definitive agreement would permit Lincoln to walk away from the transaction if Lincoln later became dissatisfied with Hartmarx's businesses. In fact, Lincoln has never furnished us with a proposed acquisition agreement and has never withdrawn or explained its unreasonable demand for such a broad walk-away right.

         On August 14 and August 20, 2001, we requested that Lincoln identify its owners and provide copies of its financing commitments. Lincoln refused to provide such information. Unknown to Hartmarx and its stockholders, Lincoln had no financing commitments, then or now.

         On August 22, 2001, you wrote to assure us that Lincoln had $70 million of cash equity committed. This statement, as you knew, was not true.

         On September 7, 2001, Lincoln publicly stated that it had arranged debt financing for its proposed tender offer, the Stephens Group had agreed to provide financing and A. Robert Abboud and The Tom James Company had committed to provide equity to Lincoln. This statement, as Lincoln knew, was not true.

         On August 15 and August 28, 2001, consistent with Lincoln's numerous filings with the Securities and Exchange Commission, Lincoln informed Hartmarx that its proposal contemplated a cash tender offer. On September 13, 2001, Lincoln filed papers in federal court asserting unequivocally that its offer was not a tender offer. On September 19, 2001, Lincoln acknowledged that its court papers were not true by stating that it has always been Lincoln's intent to make and complete a tender offer.

         On September 17, 2001, 34 days after Lincoln first made its proposal, and only in response to Hartmarx's lawsuit and the compulsory discovery process of the federal court, Lincoln finally furnished Hartmarx with financing documents that Lincoln was forced to concede were merely "proposals," not commitments.

         Your September 25, 2001 letter asserts that Lincoln's "financing materials" obtained by Hartmarx in litigation are evidence of "more than enough" funds to make and complete the tender offer Lincoln has proposed. This statement, as Lincoln knows, is not true. These financing materials do not provide for, or even mention, a tender offer.

         Lincoln's deliberate false statements in violation of federal securities laws have injured Hartmarx stockholders as well as its business, and have misled those trading in our shares.

         The Board of Directors of Hartmarx has concluded that the evidence shows that Lincoln has no net worth, no credibility and no integrity. There are no "financing materials" - much less commitments - for the cash tender offer you have proposed. No responsible person attempts to do business with someone whose word cannot be trusted. We will not participate in discussions with a company that has repeatedly lied to us and to our stockholders.

                                        On behalf of the Board of Directors
                                        of Hartmarx Corporation

                                        /s/ RAYMOND F. FARLEY
                                        Raymond F. Farley
                                        Chairman of the Ad Hoc Committee
                                        of Independent Directors


Hartmarx produces and markets business, casual and golf apparel products under its own brands including Hart Schaffner & Marx, Hickey-Freeman, Palm Beach, Coppley, Cambridge, Keithmoor, Racquet Club, Naturalife, Pusser's of the West Indies, Royal, Brannoch, Riserva, Sansabelt, Barrie Pace, and Hawksley & Wight. In addition, the Company has certain exclusive rights under licensing agreements to market selected products under a number of premier brands such as Austin Reed, Tommy Hilfiger, Kenneth Cole, Burberry men's tailored clothing, Ted Baker, Pringle of Scotland, Bobby Jones, Jack Nicklaus, Claiborne, Evan-Picone, Pierre Cardin, Perry Ellis, KM by Krizia, and Daniel Hechter. The Company's broad range of distribution channels includes fine specialty and leading department stores, value- oriented retailers and direct mail catalogs.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SEC. HARTMARX'S STOCKHOLDERS WILL BE ABLE TO OBTAIN SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. HARTMARX URGES ITS STOCKHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH PROPOSAL.

Contact:
                  for Hartmarx
                  Burson-Marsteller
                  Kirk Brewer 312/596-3456
                  Madalyn Freund 312/596-3439